UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Bogota, December 02, 2016

RENATO COVELO NEW VICE PRESIDENT SENIOR GENERAL COUNSEL

On December 5, 2016 Renato Covelo will be joining Avianca Holdings S.A. (the “Company”) as the new Vice President Senior General Counsel in replacement of Elisa Murgas de Moreno, who will retire from the Company after 30 years of service.

Mr. Covelo, in accordance with the appointment by the Board of Directors, will also be carrying out functions as Secretary of Avianca Holdings S.A. and Aerovías del Continente Americano S.A.

Renato Covelo holds a law degree from the Law School of Faculdades Metropolitanas Unidas in São Paulo, Brasil. He also holds a post-graduate degree in Corporate and Economics Law from the Getulio Vargas Foundation (FGV) and a Master’s Degree in International Law from the University of São Paulo (USP). Prior to joining the Company, he served as General Counsel of Azul Linhas Aéreas Brasileras S.A.

Mr. Covelo has worked in several law firms including the prestigious law firm Machado, Meyer, Sendacz e Opice Advogados in São Paulo, Bohmart & Sacks in New York and Fialdini & Graber in São Paulo. Mr. Covelo has also been part of the legal departments of various organizations in Brazil.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 02, 2016

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas

	Name:	Elisa Murgas
	Title:	General Secretary, Vice- President of Legal Affairs